Exhibit 99.1

Gerdau S.A. Videoconference February 24 (Tuesday) 12:00 p.m. BRT 11:00 a.m. NY Click here to access the videoconference RI.GERDAU.COM RI.GERDAU.COM 4Q25 Results

São Paulo, February 23, 2026 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the fourth quarter of 2025. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except when stated otherwise.

4Q25 CONSOLIDATED RESULTS REFLECT NORTH AMERICA'S KEY MARKETS RESILIENCE, MITIGATING THE SEASONAL EFFECTS IN BRAZIL

HIGHLIGHTS

Steel shipments of **2.9 million tonnes** in 4Q25, down 7% from 3Q25;

Net sales totaled **R$17.0 billion** in 4Q25, down 6% from 3Q25;

Adjusted EBITDA of R$2.4 billion in 4Q25, down 13% from 3Q25;

Free cash flow of R$1.4 billion with working capital release of R$1.4 billion in 4Q25.

Based on the 4Q25 results, the Company has approved **R$197.5 million as dividends** (R$0.10 per share), to be paid as of March 18, 2026. R$1.2 billion has been paid as dividends in 2025 (R$0.62 per share);

The Company has **concluded the 2025 Share Buyback Program** and has approved a **new share buyback program** of up to 56.4 million shares of Gerdau S.A.;

CAPEX of R$1.5 billion in 4Q25, totaling **R$6.1 billion in 2025**. CAPEX plan approved estimates **R$4.7 billion** in 2026.

Gerdau reaffirms its position as **Brazil's steel producer with the best reputation**, according to the *Merco Empresas 2025* Ranking. The Company remains **the leader** of the "Mining, Steel, and Metalworks **category**;"

The Company **maintained its high scores** in the CDP's 2025 Climate Change module report, with an A-score in Climate Change and a B score in Water Security, **reflecting its operations' sustainability**.



MAIN INDICATORS

CONSOLIDATED	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Shipments of steel (1,000 tonnes)	2,861	3,087	-7.3%	2,719	5.2%	11,630	10,984	5.9%
Net sales[1] (R$ million)	16,974	17,983	-5.6%	16,822	0.9%	69,859	67,026	4.2%
Adjusted EBITDA[2] (R$ million)	2,374	2,737	-13.3%	2,391	-0.7%	10,074	10,844	-7.1%
Adjusted EBITDA Margin[2] (%)	14.0%	15.2%	-1.2 p.p	14.2%	-0.2 p.p	14.4%	16.2%	-1.8 p.p
Adjusted net income[2] (R$ million)	670	1,090	-38.5%	666	0.5%	3,382	4,286	-21.1%
Net debt/Adjusted EBITDA	0.76x	0.81x	-0.05x	0.48x	0.27x	0.76x	0.48x	0.27x
Free cash flow (R$ million)	1,411	1,008	403	427	984	394	2,880	(2,486)
EXCHANGE RATE (USD x BRL)								
Average USD	5.3955	5.4488	-1.0%	5.8427	-7.7%	5.5855	5.3895	3,6%
USD at the end of the period	5.5024	5.3186	3.5%	6.1923	-11.1%	5.5024	6.1923	-11.1%

1 - Includes iron ore and co-products sales.
2 - Non-accounting measurement calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generated in the period.

Quarterly Results 4Q25 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT We ended 2025 with results that reaffirm the resilience of our operations and the relevance of our global presence. People's safety remains our non-negotiable value and top priority, guiding decisions and reinforcing a culture built on our employees’ care and well-being. In 4Q25, we recorded an Adjusted EBITDA of R$2.4 billion, 13% lower than in 3Q25. The period was once again marked by opposing dynamics between the segments in which we operate. While our North America operations sustained a strong performance, even with the typical year-end seasonality. In Brazil, meanwhile, we faced more pronounced seasonal effects, scheduled maintenance shutdowns, and a still challenging competitive environment, which resulted in lower volumes and margins. North America Our North America operations delivered another solid quarter, supported by resilient demand in our key operating segments, more favorable pricing, and controlled costs. Despite a seasonally weaker period, shipment volume was 14% higher than in 4Q24, primarily driven by a rebalancing of supply and demand in the domestic market after the implementation of Section 232 tariff adjustments. These results reinforce the growing relevance of the region for the Company's consolidated performance, representing 73% of Consolidated EBITDA in 4Q25. Regarding trade defense and imports, the United States continues its antidumping proceedings on rebar imports from Algeria, Egypt, and Vietnam. U.S. authorities issued a positive preliminary ruling, and the final determination is scheduled for 2Q26. Brazil In Brazil, the quarter was impacted by lower volumes compared to 3Q25 (-8%) and slight shipment volume growth versus 4Q24 (+2%). The typical seasonality of the period affected domestic shipment volumes, which were partially offset by increased exports, although with a negative impact on the product mix. In addition to the weaker seasonal consumption, the imported steel penetration rate remained at high levels, ending 4Q25 at 21%, heightening unfair competition in the domestic market. It is worth noting important advances in trade defense measures announced in recent months for the steel sector. The MDIC (Ministry of Development, Industry, Trade and Services) published positive preliminary determinations in the antidumping investigations on hot-rolled coil and wire rod imports from China, recognizing evidence of dumping, though without definitive application. Both investigations are within the regulatory deadline to be concluded by the end of 2026. In addition, a direct tariff increase of 25% has been approved for 12 months, covering 9 additional NCMs. Among them, 2 NCMs are sold by Gerdau in Brazil: drawn wire and special wire rod. South America In South America, the quarter's performance reflected a more challenging operating environment. Despite higher shipment volume compared to 3Q25 (+3%), mainly fueled by exports in Argentina, which offset weaker demand in the domestic market, the cost of goods sold increased due to lower production levels reflecting seasonal effects and scheduled maintenance shutdowns during the quarter. Financial results Throughout 2025, we maintained a solid capital structure, with healthy leverage levels and adequate financial flexibility to sustain the continuity of our strategic projects and generate returns for our shareholders. We invested R$6.1 billion in CAPEX, advancing relevant initiatives such as the completion of the new hot-rolled coil line in Ouro Branco (MG), investments in renewable energy self-generation, and the expansion of the Midlothian (TX) industrial unit, bolstering the competitiveness of our North America’s main asset. We also moved forward with the physical progress of the Miguel Burnier Sustainable Mining platform – which reached 91% in 4Q25 – and which will add 5.5 million tonnes/year of iron ore capacity. For 2026, we estimate R$4.7 billion in CAPEX, with a focus on our assets’ maintenance and competitiveness, ensuring the disciplined execution of key projects. Based on the 4Q25 results, the Company has approved the distribution of dividends in the amount of R$0.10 per share, totaling R$198 million. In 2025, we distributed roughly R$1.2 billion in dividends. We also completed the 2025 Share Buyback Program, acquiring 64.5 million shares, equivalent to 3.0% of outstanding shares. In addition to a robust investment cycle, capital allocation discipline in 2025 considered a total of R$2.4 billion in shareholder remuneration, including dividends and share buybacks, or a payout of 182%. Keeping this commitment to return value to our shareholders, on February 23, 2026, the Company's Board of Directors approved a new share buyback program of up to 55 million preferred shares, and up to 1.4 million common shares, equivalent to 2,9% of outstanding shares (GGBR and/or GGB), with a 18-month term. With 125 years of history completed in January 2026, we remain firmly committed to enhancing the Company's competitiveness, swiftly adapting to market changes, and generating a positive impact in the regions where we operate. Once again, we would like to thank our employees, customers, suppliers, partners, shareholders, and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT

Quarterly Results 4Q25 | Gerdau S.A. 4 PERFORMANCE BY BUSINESS SEGMENT BRAZIL – includes the long,flat, and special steel operations and the iron ore operation located inBrazil, as well as jointly-controlled and associated companies located in Brazil; NORTH AMERICA – includes the long and special steel operations in Canada and United States, as well as jointly controlled companies in Canada and Mexico; SOUTH AMERICA – includes the operations in Argentina, Peru and Uruguay. Valuation Guide ADJUSTED EBITDA3F0F 1 (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) BRAZIL NORTH AMERICA SOUTH AMERICA 1 Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generated in the period. The percentage of Adjusted EBITDA from business segments is calculated considering the total Adjusted EBITDA of the three business segments. Annual Report

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,424**	**1,641**	**-13.2%**	**1,495**	**-4.8%**	**5,929**	**6,109**	**-2.9%**
Shipments of steel	**1,463**	**1,582**	**-7.5%**	**1,429**	**2.4%**	**5,833**	**5,668**	**2.9%**
Domestic market	1,089	1,252	-13.0%	1,068	2.0%	4,583	4,617	-0.7%
Exports	374	330	13.4%	361	3.6%	1,250	1,051	18.9%
Shipments of long steel	**979**	**1,117**	**-12.3%**	**980**	**-0.1%**	**4,008**	**3,967**	**1.0%**
Domestic market	683	862	-20.8%	719	-4.9%	3,148	3,090	1.9%
Exports	296	255	16.2%	261	13.5%	860	877	-2.0%
Shipments of flat steel	**484**	**465**	**4.1%**	**449**	**7.8%**	**1,825**	**1,701**	**7.3%**
Domestic market	406	390	4.1%	349	16.2%	1,435	1,527	-6.0%
Exports	78	75	3.9%	100	-21.6%	390	174	123.9%

- In 4Q25, crude steel production went down 13.2% versus 3Q25, driven by scheduled maintenance shutdowns at long and special steel industrial units. Year-over-year, production declined 4.8%, reflecting weaker domestic steel demand and a critical scenario with steel imports once again hitting record levels;
- Total shipments were 7.5% lower than in 3Q25, impacted by weaker domestic shipment volumes due to typical year-end seasonality, partially offset by increased export volumes. Year-over-year, total shipments grew 2.4%, due to higher export levels and the Company's market positioning strategy amid strong local competition, especially considering the growing share of imported steel and new capacity additions in Brazil. We highlight the flat steel shipment growth at the end of 2025, boosted by the completion of the hot-rolled coil mill expansion project at Ouro Branco;
- The year 2025 was once again marked by record steel import levels, totaling 6.4 million tonnes (including semi-finished products), a 7.4% year-over-year increase, according to Brazil Steel Institute data (IABr). The flat steel segment was the most affected, recording 29.6% higher imports throughout the year. This movement intensified the steel oversupply in the Brazilian market, pressuring the local industry's profitability and hindering shipment growth, despite a scenario of apparent consumption 3% higher than in 2024;
- In 2025, domestic steel demand was mainly driven by the infrastructure and civil construction sectors, with the latter being boosted by government incentives that helped offset the effects of high interest rates. Conversely, the industry performance showed different dynamics among its segments. The machinery, equipment, and heavy vehicle segments faced a more challenging macroeconomic scenario, with demand slowing down throughout the year, while the yellow line segment benefited from real estate launches.



Quarterly Results 4Q25 | **Gerdau S.A.** 5

GERDAU
Shape the future

OPERATING RESULT

BRAZIL	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Results (R$ million)								
Net sales[1]	7,181	7,697	-6.7%	7,769	-7.6%	29,688	30,218	-1.8%
Domestic market	5,842	6,532	-10.6%	6,408	-8.8%	24,897	26,396	-5.7%
Exports	1,339	1,164	15.0%	1,361	-1.6%	4,792	3,822	25.4%
Cost of goods sold	(7,020)	(7,294)	-3.8%	(6,513)	7.8%	(27,807)	(26,319)	5.7%
Gross profit	**161**	**403**	**-60.0%**	**1,256**	**-87.2%**	**1,881**	**3,898**	**-51.7%**
Gross margin (%)	***2.2%***	***5.2%***	***-3.0 p.p***	***16.2%***	***-13.9 p.p***	***6.3%***	***12.9%***	***-6.6 p.p***
Selling, general and administrative expenses	(226)	(245)	-7.8%	(241)	-6.1%	(952)	(939)	1.4%
Other operating income (expenses)	(29)	(26)	12.7%	(71)	-59.2%	(62)	(145)	-57.6%
Depreciation and amortization	552	556	-0.7%	431	28.2%	2,144	1,761	21.8%
Proportional EBITDA of associated companies and jointly controlled entities	51	75	-31.8%	60	-15.3%	234	143	63.7%
Adjusted EBITDA[2]	**509**	**763**	**-33.3%**	**1,435**	**-64.5%**	**3,245**	**4,718**	**-31.2%**
Adjusted EBITDA Margin[2] (%)	***7.1%***	***9.9%***	***-2.8 p.p***	***18.5%***	***-11.4 p.p***	***10.9%***	***15.6%***	***-4.7 p.p***

1- Includes iron ore and co-products sales.
2- Non-accounting measurement reconciled with information stated in the Note 27 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 4Q25, Net sales went down 6.7% versus 3Q25, primarily due to the lower shipment volumes in the quarter and a less favorable sales mix (higher share of exports), which mitigated the slight recovery in prices for long and flat steel products in the domestic market. Net sales per tonne, in turn, came in line with previous quarter. Year-over-year, Net sales slowed down 7.6%, impacted by declining prices, both the domestic and export markets, partially offset by shipment volumes growth. Net sales per tonne went down 9.8%, in line with declining prices of common long and flat steel in light of a scenario of steel oversupply, as explained above;
- The cost of goods came 3.8% lower than in 3Q25 due to weaker shipment volume in 4Q25. Conversely, the cost of goods sold per tonne came 4.1% higher than in previous quarter, mainly reflecting scheduled maintenance shutdowns. These factors mitigated the positive effect of productivity gains and operational efficiency recorded in October and November when industrial units operated at healthy capacity utilization levels. In addition, variable costs declined, driven by improved prices and mix of raw materials – such as iron ore and scrap, as well as advances resulting from the stabilization of the Ouro Branco industrial unit's performance;
- Year-over-year, the cost of goods sold per tonne came 5.2% higher, impacted by more extensive scheduled maintenance shutdowns than those carried out in the previous year. It is worth noting that, in 4Q24, cost of goods sold benefited from optimization initiatives and hibernations carried out throughout 2024, which contributed to a substantial reduction in operating costs during that quarter;
- As a result of the operational effects mentioned above, adjusted EBITDA was 33.3% and 64.5% down from 3Q25 and 4Q24, respectively.


GERDAU
O futuro se molda
GERDAU
O futuro se molda

Quarterly Results 4Q25 | **Gerdau S.A.** 6

GERDAU
Shape the future

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,362	1,353	0.7%	1,072	27.0%	5,596	5,017	11.5%
Shipments of steel	1,220	1,293	-5.7%	1,071	13.9%	4,999	4,569	9.4%
Bars	541	554	-2.3%	468	15.5%	2,151	1,996	7.8%
Shapes	617	663	-6.9%	561	10.0%	2,590	2,387	8.5%
Downstream	62	76	-18.1%	42	47.4%	258	186	38.7%

- In 4Q25, crude steel production came in line with 3Q25 reflecting long steel resilient demand in the United States. Year-over-year, production was 27.0% higher, driven by Section 232 tariffs adjustments, benefiting the consumption of steel produced by local industry;
- Steel shipments went down 5.7% from 3Q25 explained by the quarter's typical seasonal effect. Year-over-year, steel shipments were 13.9% higher, evidencing not only the best momentum for the local industry, due to declining import levels, but also the strengthening of our position in key markets and the growing share of higher value-added products and solutions throughout the year. This performance underscores our strategy of proximity to customers and our ongoing focus on competitiveness in the regions where we operate;
- Throughout 2025, the non-residential construction (especially data centers) and renewable energy sectors played a pivotal role in the North America shipment volumes, benefiting demand for downstream products, while we reduced volumes of rebar and semi-finished products, in line with our focus on a more profitable product mix. On the other hand, sectors demanding special steel faced more challenging dynamics. The automotive sector, for instance, remained impacted by uncertainties surrounding Section 232 tariffs developments and high interest rates, hindering the growth of light and heavy vehicle inventories in the region, while the oil and gas sector still shows signs of slowing down;
- In 4Q25, Gerdau's order backlog reached 85 days, higher than the average for recent quarters (~ 70 days), mainly driven by the sectors mentioned above, reflecting the resilient demand and the commercial strategy implemented throughout the year.

OPERATING RESULT

NORTH AMERICA	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Results (R$ million)								
Net sales	8,695	9,185	-5.3%	7,536	15.4%	35,787	31,931	12.1%
Cost of goods sold	(7,139)	(7,643)	-6.6%	(6,964)	2.5%	(30,300)	(27,435)	10.4%
Gross profit	**1,556**	**1,542**	**0.9%**	**572**	**172.0%**	**5,487**	**4,496**	**22.0%**
Gross margin (%)	***17.9%***	***16.8%***	***1.1 p.p***	***7.6%***	***10.3 p.p***	***15.3%***	***14.1%***	***1.3 p.p***
Selling, general and administrative expenses	(189)	(186)	1.5%	(216)	-12.5%	(792)	(809)	-2.1%
Other operating income (expenses)	(13)	(3)	309.5%	18	-	15	36	-58.8%
Depreciation and amortization	297	313	-5.0%	297	0.1%	1,237	1,047	18.1%
Proportional EBITDA of associated companies and jointly controlled entities	181	155	17.1%	142	27.9%	538	703	-23.5%
Adjusted EBITDA[1]	**1,832**	**1,820**	**0.6%**	**812**	**125.5%**	**6,485**	**5,473**	**18.5%**
Adjusted EBITDA Margin[1] (%)	***21.1%***	***19.8%***	***1.2 p.p***	***10.8%***	***10.3 p.p***	***18.1%***	***17.1%***	***1.0 p.p***

1- Non-accounting measure reconciled with information stated in Note 27 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 4Q25, Net sales was 5.3% lower than in 3Q25, driven by weaker shipment volume in the period. In U.S. dollar terms, however, net sales per tonne grew 1.3%, boosted by improved pricing throughout the quarter. Year-over-year, Net sales were higher, supported by increased shipment volumes of higher value-added products and the gradual price recovery across key product lines throughout 2025;
- Cost of goods sold per tonne came 1.0% lower than in 3Q25, reflecting the U.S. dollar depreciation against the Brazilian real in period. The combination of high capacity utilization at long steel units and maintenance shutdowns at special steel industrial units resulted in cost of goods sold per tonne in U.S. dollars remaining stable. Year-over-year, the cost of goods sold per tonne in U.S. dollars came 2.8% lower, reflecting the ongoing efforts to control fixed costs and productivity gains at the long and special steel

Quarterly Results 4Q25 | **Gerdau S.A.** 7

industrial units;

- Adjusted EBITDA came 0.6% and 125.5% higher than in 3Q25 and 4Q24, respectively, mainly reflecting the improved results from long steel operations and the solid performance from jointly controlled entities (Mexico). These advances were partially offset by the decline in results from special steel operations, as mentioned above. The quarter's performance reinforces the relevance of our strategy of exposure to different markets, allowing us to sustain adequate levels of capacity utilization in light of distinct regional dynamics and providing greater resilience to our results.

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Volumes (1,000 tonnes)								
Production of crude steel	147	164	-10.2%	151	-2.5%	603	575	5.0%
Shipments of steel[1]	297	289	2.8%	271	9.5%	1,111	1,010	10.0%

1- Includes resale of products imported from the Brazil Segment.

- In 4Q25, crude steel production came 10.2% and 2.5% lower than in 3Q25 and 4Q24, respectively, due to scheduled maintenance shutdowns carried out in the three countries where we operate, temporarily reducing production availability in the quarter;
- Steel shipments in 4Q25 came 2.8% higher than in 3Q25, mainly fueled by increased exports in Argentina, which offset weaker domestic demand in the country. In Peru, the civil construction sector has improved. Year-over-year, steel shipments came 9.5% higher, supported by the gradual recovery of the Argentine market throughout 2025, despite rising steel imports into the country and still weak domestic demand.

OPERATING RESULT

SOUTH AMERICA	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Results (R$ million)								
Net sales	1,488	1,376	8.1%	1,711	-13.0%	5,561	5,759	-3.4%
Cost of goods sold	(1,359)	(1,180)	15.1%	(1,528)	-11.1%	(4,964)	(4,931)	0.7%
Gross profit	**129**	**196**	**-34.1%**	**183**	**-29.3%**	**597**	**828**	**-27.8%**
Gross margin (%)	***8.7%***	***14.2%***	***-5.5 p.p***	***10.7%***	***-2.0 p.p***	***10.7%***	***14.4%***	***-3.6 p.p***
Selling, general and administrative expenses	(43)	(37)	17.4%	(56)	-23.2%	(168)	(177)	-5.4%
Other operating income (expenses)	1	7	-87.0%	1	18.5%	13	13	1.3%
Depreciation and amortization	87	69	26.3%	100	-13.3%	303	305	-0.5%
Adjusted EBITDA[1]	**174**	**234**	**-25.7%**	**227**	**-23.3%**	**746**	**968**	**-23.0%**
Adjusted EBITDA Margin[1] (%)	***11.7%***	***17.0%***	***-5.3 p.p***	***13.3%***	***-1.6 p.p***	***13.4%***	***16.8%***	***-3.4 p.p***

1- Non-accounting measurement reconciled with information stated in Note 27 to the Company's Financial Statements, as set forth by CVM Resolution 156, of June 23, 2022.

- In 4Q25, Net sales grew 8.1% versus 3Q25, fueled by increased shipment volumes and a favorable mix of exports in Argentina. Year-over-year, Net sales came 13.0% lower, reflecting strong pressure on prices in the regions where we operate, which offset the positive effect of higher shipments in the period;
- Cost of goods sold per tonne came 12.0% higher than in 3Q25, driven by increased costs related to maintenance shutdowns and logistics costs due to export growth, factors partially offset by the U.S. dollar depreciation against the Brazilian real. Year-over-year, the 18.8% decline in the cost of goods sold per tonne was mainly driven by the exchange variation effect, lower fixed costs (personnel and maintenance) and improved operational performance due to higher asset utilization rate, especially in Argentina;
- As a result, Adjusted EBITDA came 25.7% and 23.3% lower than in 3Q25 and 4Q24, respectively.

Quarterly Results 4Q25 | **Gerdau S.A.** 8

CONSOLIDATED RESULTS

4Q25 again reflected the different dynamics across the markets where we operate. Our North America operations sustained resilient operational performance and shipment volume levels, despite the typical year-end seasonality. Conversely, in Brazil, we still face a more challenging competitive environment, coupled with seasonal factors and sector-specific dynamics for the period, putting pressure on volumes and margins.

The combination of these different scenarios in the regions where we operate benefits Gerdau, as it has a business model based on geographic diversification, production flexibility, and balanced exposure to various markets. We remain focused on projects and initiatives that will enhance our assets' competitiveness, and we continue to work to reinforce fair competitive conditions in Brazil, with emphasis on the pivotal role of trade defense measures in bolstering local industry.

PRODUCTION & SHIPMENTS

CONSOLIDATED	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Volumes (1,000 tonnes)								
Crude steel production	2,933	3,157	-7.1%	2,718	7.9%	12,127	11,703	3.6%
Shipments of steel	2,861	3,087	-7.3%	2,719	5.2%	11,630	10,984	5.9%

In 4Q25, crude steel production went down 7.1% from 3Q25, reflecting lower production levels in Brazil and South America, while North America operations sustained capacity utilization at 79%, in line with the previous quarter. Year-over-year, crude steel production was 7.9% higher, mainly fueled by North America's operational performance. As a result, the consolidated capacity utilization reached 75% in 4Q25, 6 p.p. lower than in 3Q25 and 5 p.p. higher than in 4Q24.

Steel shipments totaled 2.9 million tonnes in 4Q25, a 7.3% decline from 3Q25, explained by the typical seasonal effects of the period. Year-over-year, steel shipments were 5.2% higher than in 4Q24, mainly boosted by relevant increased shipments in North America.

STEEL SHIPMENTS (1,000 TONNES) BY SEGMENT (%)


BRAZIL
NORTH AMERICA
SOUTH AMERICA
4Q25
49.0%
4Q25
41.0%
4Q25
10.0%
1,429
1,582
1,463
4Q24
3Q25
4Q25
1,072
1,293
1,221
4Q24
3Q25
4Q25
271
289
297
4Q24
3Q25
4Q25

Quarterly Results 4Q25 | **Gerdau S.A.** 9

GERDAU
Shape the future

GROSS PROFIT

CONSOLIDATED	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Results (R$ million)								
Net sales	16,974	17,983	-5.6%	16,822	0.9%	69,859	67,027	4.2%
Cost of goods sold	(15,126)	(15,841)	-4.5%	(14,802)	2.2%	(61,891)	(57,824)	7.0%
Gross profit	**1,848**	**2,142**	**-13.7%**	**2,020**	**-8.5%**	**7,968**	**9,203**	**-13.4%**
Gross margin	*10.9%*	*11.9%*	*-1.0 p.p*	*12.0%*	*-1.1 p.p*	*11.4%*	*13.7%*	*-2.3 p.p*

Net sales totaled R$17.0 billion in 4Q25, 5.6% lower than in 3Q25, impacted by weaker shipment volume (-7.3%), partially offset by the more favorable pricing environment in North America. The region again made a significant contribution to consolidated performance, accounting for more than 50% of sales in the quarter.

Year-over-year, Net sales remained stable, supported by increased shipment volumes and price recovery in North America, factors that offset the U.S. dollar depreciation against the Brazilian real during the period (-7.7%) and the more challenging price scenario in the Brazilian market throughout 2025.

Cost of goods sold came 4.5% lower than in 3Q25, mainly reflecting weaker shipment volume in the quarter. On the other hand, cost of goods sold per tonne came 3.0% higher, mainly due to scheduled maintenance shutdowns, which offset productivity gains and operational efficiency in Brazil and North America. Year-over-year, cost of goods sold per tonne went down 2.9%, driven by U.S. dollar depreciation against the Brazilian real, which mitigated the impact of scheduled maintenance shutdowns.

As a result, Gross profit totaled R$1.8 billion in 4Q25, 13.7% and 8.5% lower than in 3Q25 and 4Q24, respectively.

NET SALES (R$ MILLION) SHARE BY SEGMENT (%)


BRAZIL
NORTH AMERICA
SOUTH AMERICA
4Q25
41.3%
4Q25
50.1%
4Q25
8.6%
7,769
7,697
7,181
4Q24
3Q25
4Q25
7,536
9,185
8,695
4Q24
3Q25
4Q25
1,711
1,376
1,488
4Q24
3Q25
4Q25

Quarterly Results 4Q25 | **Gerdau S.A.** 10

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Results (R$ million)								
SG&A	**(509)**	**(512)**	**-0.7%**	**(586)**	**-13.3%**	**(2,121)**	**(2,167)**	**-2.1%**
Selling expenses	(187)	(196)	-4.6%	(199)	-6.2%	(782)	(762)	2.6%
General and admininstrative expenses	(322)	(316)	1.7%	(387)	-16.9%	(1,338)	(1,404)	-4.7%
%SG&A/Net Sales	***3.0%***	***2.8%***	***0.1 p.p***	***3.5%***	***-0.5 p.p***	***3.0%***	***3.2%***	***-0.2 p.p***

Selling, general & administrative expenses (SG&A) totaled R$509 million in 4Q25, in line with 3Q25 and 13.3% lower than in 4Q24. Both variations reflect the U.S. dollar depreciation against the Brazilian real (-1.0% vs. 3Q25 and -7.7% vs. 4Q24) on the foreign operations. As a percentage of Net sales, SG&A increased 0.2 p.p. versus 3Q25 and decreased 0.5 p.p. versus 4Q24, ending the year at 3.0% in the Net sales ratio, coupled with ongoing efforts to keep expenses at controlled levels.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Net income	(1,294)	1,090	-	323	-	1,418	4,599	-69.2%
Net financial result	349	223	56.5%	628	-44.4%	1,215	2,024	-39.9%
Provision for income and social contribution taxes	154	346	-55.5%	43	260.5%	1,106	865	27.9%
Depreciation and amortization	936	938	-0.1%	833	12.4%	3,684	3,126	17.9%
EBITDA - CVM Instruction[1]	**145**	**2,597**	**-94.4%**	**1,826**	**-92.1%**	**7,423**	**10,614**	**-30.1%**
Equity in earnings of unconsolidated companies	29	(89)	-	(79)	-	(95)	(466)	-79.5%
Proportional EBITDA of associated companies and jointly controlled entities (a)	232	229	1.2%	202	15.0%	772	845	-8.7%
Losses due to non-recoverability of financial assets	4	-	-	2	160.3%	10	31	-67.6%
Non-recurring items	**1,964**	**-**	**-**	**440**	**346.4%**	**1,964**	**(180)**	**-**
Credit recovery / Provisions (b)	-	-	-	440	-	-	529	-
Result from operations with jointly controlled entities	-	-	-	-	-	-	(808)	-
Impairment of assets	1,964	-	-	-	-	1,964	200	883.8%
Compulsory loan recovery Eletrobras	-	-	-	-	-	-	(101)	-
Adjusted EBITDA[2]	**2,374**	**2,737**	**-13.3%**	**2,391**	**-0.7%**	**10,074**	**10,844**	**-7.1%**
Adjusted EBITDA margin	*14.0%*	*15.2%*	*-1.2 p.p*	*14.2%*	*-0.2 p.p*	*14.4%*	*16.2%*	*-1.8 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
EBITDA - CVM Instruction[1]	145	2,597	-94.4%	1,826	-92.1%	7,423	10,614	-30.1%
Depreciation and amortization	(936)	(938)	-0.1%	(833)	12.4%	(3,684)	(3,126)	17.9%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**(791)**	**1,659**	**-**	**994**	**-**	**3,739**	**7,488**	**-50.1%**

1 - Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 - Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.
(b) Amounts composed of the "Credit recovery / provisions" line in Note 22 to the Company's Financial Statements.

Gerdau ended 4Q25 with an Adjusted EBITDA of R$2.4 billion and an Adjusted EBITDA Margin of 14.0%. Quarter-over-quarter, EBITDA went down 13.3%, mainly reflecting scheduled maintenance shutdowns in Brazil and weaker shipment volumes in the period. These effects were partially mitigated by improved prices in North America, whose performance contributed with 72.8% to the quarter's consolidated EBITDA. Year-over-year, Adjusted EBITDA came 0.7% lower, driven by the relevant growth in North America's EBITDA, which more than offset the significant decline in Brazil's EBITDA.

Quarterly Results 4Q25 | **Gerdau S.A.** 11

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)


2,737
(244)
304
37
(459)
2,374
Adjusted EBITDA 3Q25
Volume
Price
Cost of goods sold and SG&A
Exchange variation and Others
Adjusted EBITDA 4Q25

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


14.2%
13.8%
14.6%
15.2%
14.0%
2,391
2,402
2,561
2,737
2,374
4Q24
1Q25
2Q25
3Q25
4Q25
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Financial Result	**(349)**	**(223)**	**56,5%**	**(628)**	**-44,4%**	**(1.215)**	**(2.024)**	**-39,9%**
Financial income	207	192	7.8%	198	4.7%	694	726	-4.4%
Financial expenses	(561)	(536)	4.6%	(434)	29.3%	(1,991)	(1,508)	32.0%
Exchange variation (USD x BRL)	33	34	-2.9%	(114)	-	263	(273)	-
Exchange variation (other currencies)	25	144	-82.6%	81	-69.1%	137	33	315.2%
Inflation adjustments in Argentina	(32)	(27)	18.5%	(178)	-82.0%	(188)	(825)	-77.2%
Financial expenses from Bond buybacks	(43)	-	-	-	-	(83)	-	-
Gains on financial instruments, net	22	(29)	-	(180)	-	(46)	(177)	-74.0%

The Financial result for 4Q25 totaled R$349 million, 56.5% higher than in 3Q25, driven by the effects of exchange variations of other currencies and financial expenses related to the 2030 Bond early redemption, as announced in 3Q25. Year-over-year, the Financial result came 44.4% lower, reflecting inflation adjustments in Argentina and exchange variation effects.

Quarterly Results 4Q25 | **Gerdau S.A.** 12

ADJUSTED NET INCOME

CONSOLIDATED	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Operating Income before Financial Result and Taxes[1]	**(791)**	**1,659**	-	**994**	-	**3,739**	**7,488**	**-50.1%**
Financial result	(349)	(223)	56.5%	(628)	-44.4%	(1,215)	(2,024)	-39.9%
Income before taxes[1]	**(1,140)**	**1,436**	-	**366**	-	**2,524**	**5,464**	**-53.8%**
Income and social contribution taxes	(154)	(346)	-55.5%	(43)	260.5%	(1,106)	(865)	27.9%
Exchange variation	43	(40)	-	138	-68.8%	(142)	297	-
Other lines	(100)	(306)	-67.3%	(278)	-64.0%	(867)	(1,293)	-33.0%
Non-recurring items	(97)	-	-	97	-	(97)	131	-
Net income[1]	**(1,294)**	**1,090**	-	**323**	-	**1,418**	**4,599**	**-69.2%**
Non-recurring items	**1,964**	-	-	**343**	**472.6%**	**1,964**	**(312)**	-
Credit recovery/provisions	-	-	-	440	-	-	529	-
Result from operations with jointly controlled entities	-	-	-	-	-	-	(808)	-
Impairment of assets	1,964	-	-	-	-	1,964	200	883.8%
Compulsory loan recovery Eletrobras	-	-	-	-	-	-	(101)	-
Income tax and social contribution - non-recurring items	-	-	-	(97)	-	-	(131)	-
Adjusted net income[2]	**670**	**1,090**	**-38.5%**	**666**	**0.5%**	**3,382**	**4,288**	**-21.1%**
Earnings per share[3]	**(0.66)**	**0.54**	**-221.3%**	**0.15**	-	**0.69**	**2.18**	**-68.3%**

1 - Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net income totaled R$670 million, down 38.5% from 3Q25 and in line with 4Q24. Both variations are explained by the dynamics of the Company's operating and financial results, as detailed in the explanations of Adjusted EBITDA and financial results.

In addition, Gerdau recorded asset impairment losses in the quarter of approximately R$2.0 billion related to write-offs of assets in the Brazil Segment, primarily involving fixed assets, with no cash effect. These write-offs were determined based on discounted cash flow projections, asset utilization levels of certain industrial units in Brazil, and the expectation of a deterioration in economic conditions at a magnitude greater than that considered in scenarios from previous periods, as disclosed in Note 29 of the Financial Statements.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)



4.0%
4.4%
4.9%
6.1%
3.9%
666
758
864
1,090
670
4Q24
1Q25
2Q25
3Q25
4Q25
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 4Q25 | Gerdau S.A. 13

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	4Q25	3Q25	Δ	4Q24	Δ
Short term	942	3,315	-71.6%	735	28.1%
Long term	13,240	15,329	-13.6%	12,901	2.6%
Gross debt	**14,182**	**18,644**	**-23.9%**	**13,637**	**4.0%**
Gross debt / Total capitalization[1]	20.9%	25.6%	-4.7 p.p	19.0%	1.9 p.p
Cash, cash equivalents and short-term investments	6,375	9,874	-35.4%	8,277	-23.0%
Net debt	**7,807**	**8,770**	**-11.0%**	**5,360**	**45.7%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.76x**	**0.81x**	**-0.05x**	**0.48x**	**0.27x**

1- Total capitalization = Shareholders' equity + Gross debt – Interest on debt.
2- Net debt = Gross debt – Interest on debt – Cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

On December 31, 2025, Gross debt totaled R$14.2 billion, 23.9% lower than in 3Q25, reflecting short-term debt settlements, in addition to the 2030 Bond early redemption in the amount of US$510 million plus interest to date. During the quarter, a R$566 million financing was also raised with the Brazilian Development Bank (BNDES), to support sustainability initiatives. The cash position of R$6.4 billion at quarter-end contributed to a reduction in Net debt compared to 3Q25.

At quarter-end, the Gross debt exposure remained diversified, of which nearly 53% denominated in U.S. dollars, 45% in Brazilian reais and 1% in other currencies. In relation to the average payment term, we ended at 8.5 years, and the weighted average nominal cost was 6.12% per annum for U.S. dollar-denominated debts and CDI – 0.21% for Brazilian reais denominated debts.

On December 31, 2025, the Company's Global Revolving Credit Facility (RCF) totaling US$875 million (equivalent to R$4.8 billion), was fully available.

TYPE OF FINANCING



84%
11%
5%
Capital market
Bank Loans
Others

DEBT BY CURRENCY **CASH BY CURRENCY**



53%
45%
2%
79%
16%
5%
USD
BRL
Others

DEBT (R$ BILLION) & LEVERAGE RATIO



0.48x
0.69x
0.85x
0.81x
0.76x
13.6
14.5
18.1
18.6
14.2
8.3
6.9
9.0
9.9
6.4
5.4
7.6
9.1
8.8
7.8
4Q24
1Q25
2Q25
3Q25
4Q25
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION

(R$ BILLION)



11.2
4.8
6.4
0.8
0.8
1.0
0.1
1.5
0.1
1.5
0.1
1.4
3.6
0.2
2.9
Liquidity
2026
2027
2028
2029
2030
2032
2035
2036 & After
Cash & Equiv.
RCF[1]
Bonds
Debentures
Bank loans

[1] Global Revolving Credit Facility

The Net debt/Adjusted EBITDA ratio ended the quarter at 0.76x, a healthy leverage level and below the debt policy, reiterating the Company's capacity to execute its investments commitments necessary for its business' developments.

Quarterly Results 4Q25 | **Gerdau S.A.** 14

INVESTMENTS (CAPEX)

CAPEX totaled R$1.5 billion in 4Q25 and R$6.1 billion in 2025, of which 41% was allocated to Maintenance and 59% to Competitiveness, in line with the Company's strategy to bolster operational efficiency and enhance its operations' competitiveness. In addition, we maintained the level of nearly R$1.1 billion in projects focused on environmental returns and safety initiatives, in line with building an increasingly sustainable future and our commitment to people's safety.

In 2025, 77% of CAPEX invested was allocated to Brazil, highlighting the advancement of the Miguel Burnier sustainable mining platform, which reached 91% physical progress in 4Q25 – completing the integrated testing phases and approaching its startup, with the ramp-up expected to be completed in approximately 12 months.

Also in Brazil, we concluded the plan to revamp and upgrade the structures of the Cearense industrial unit, located in Maracanaú (CE), through an investment of R$200 million that will enhance the unit's competitiveness, operational and environmental efficiency. Commencing in 2026, the industrial unit will produce 12-meter billets for both the domestic market and our rolling mill in Caucaia (CE). This investment reinforces our strategy of bolstering mini mills adapted to regional needs and our product portfolio.

In North America, the CAPEX to enhance the Midlothian (TX) industrial unit capacity reached 74% physical progress. The startup is scheduled for the second half of 2026 and will add 150,000 tonnes of crude steel/year to our largest asset in North America, in addition to improving the operation's productivity and efficiency.

TOTAL CAPEX (R$ MILLION)


1Q25
998
329
49
1,376
2Q25
1,274
264
62
1,600
3Q25
1,290
349
31
1,671
4Q25
1,171
284
42
1,497
Brazil
North America
South America


CAPEX
2025
R$ 6.1 bi
41%
59%
Competitiveness
Maintenance

2026 INVESTMENTS (CAPEX)

On October 1, 2025, the Board of Directors of Gerdau S.A. approved the projection for its 2026 investments (CAPEX)[2] plan, totaling R$4.7 billion, a significant reduction compared to recent years. The amount refers to Maintenance and Competitiveness projects.

i. Maintenance projects are associated with extending the useful life and operational improvements of equipment, aiming at maintaining the units' performance.

ii. Competitiveness projects refer to production growth, higher profitability, and unit's overhaul.

Regarding Maintenance projects, the Company estimates an average investment of nearly R$3.0 billion/year over the next five years, considering assets' status, the current exchange rate and inflation levels.

2 The CAPEX plan does not include investments in jointly controlled and associated companies since, as established by international accounting standards (IFRS), only subsidiaries are consolidated in the Company's Financial Statements.

Quarterly Results 4Q25 | **Gerdau S.A.** 15

WORKING CAPITAL & CASH CONVERSION CYCLE

The Cash Conversion Cycle (Working capital divided by Net sales in the quarter) decreased 1 day vs. 3Q25 and 8 days vs. 4Q24, influenced by capacity adjustments in Brazil resulting from lower demand during the period. In addition, initiatives to optimize raw material inventories contributed positively during the quarter. As a result, working capital closed 4Q25 at R$14.5 billion (-7.2% vs. 3Q25). Compared to 4Q24, working capital came 9.0% lower, reflecting the Company's efforts to optimize inventories and the U.S. dollar depreciation against the Brazilian real in the period (-11.9%).

Detailed information on working capital accounts is presented in Notes 5, 6 and 14 to the Financial Statements.

CASH CONVERSION CYCLE (DAYS) & WORKING CAPITAL (R$ BILLION)



85
85
84
78
77
16.0
16.4
16.3
15.7
14.5
16.5
16.6
16.0
15.3
14.7
5.2
6.3
5.8
5.9
4.8
(5.7)
(6.4)
(5.6)
(5.5)
(5.0)
4Q24
1Q25
2Q25
3Q25
4Q25
Inventories
Clients
Suppliers
Financial Cycle

FREE CASH FLOW

CONSOLIDATED (R$ million)	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Adjusted EBITDA	**2,374**	**2,737**	**(363)**	**2,391**	**(17)**	**10,074**	**10,844**	**(770)**
Working capital[1]	1,368	305	1,064	888	480	620	(100)	720
Income tax[2]	(287)	(60)	(227)	(45)	(242)	(1,121)	(1,400)	278
CAPEX[3]	(1,470)	(1,713)	243	(1,867)	397	(6,682)	(5,779)	(903)
Interest[4]	(863)	(107)	(756)	(487)	(376)	(1,583)	(1,076)	(508)
Proportional EBITDA of JVs[5]	(27)	(227)	200	144	(171)	(537)	(430)	(107)
Intangibles and leasing[6]	(183)	(167)	(15)	(176)	(7)	(659)	(628)	(31)
Others[7]	497	240	257	(422)	919	282	1,447	(1,165)
Free cash flow	**1,411**	**1,008**	**403**	**427**	**984**	**394**	**2,879**	**(2,485)**

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$1.5 billion in CAPEX investments in 4Q25, adjusted for the cash effect of the change in accounts payable to Property, plant, and equipment suppliers related to acquisitions from previous periods, paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of the joint ventures net of dividends received from these joint ventures.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

Free cash flow was positive R$1.4 billion in 4Q25, R$403 million higher than in 3Q25, primarily driven by R$1.4 billion working capital release and lower CAPEX expenditure in the quarter. These effects were partially offset by payment of interest and income tax. Year-over-year, Free cash flow increased R$984 million, mainly reflecting efforts to optimize working capital and reduce CAPEX expenditures.



R$ million
2,374
1,368
(287)
(1,470)
(863)
(27)
(183)
497
1,411
Adjusted EBITDA 4Q25
Working Capital
Income tax
CAPEX
Interest
Proportional EBITDA of JV's
Intangibles and leasing
Others
Free cash flow 4Q25

Quarterly Results 4Q25 | **Gerdau S.A.** 16

GERDAU
Shape the future

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	4Q25	3Q25	Δ	4Q24	Δ	12M25	12M24	Δ
Free cash flow[1]	**1,411**	**1,008**	**403**	**427**	**984**	**394**	**2,879**	**(2,485)**
(+) Purchases of property, plant and equipment	1,470	1,713	(243)	1,867	(397)	6,682	5,779	903
(+) Additions in other intangibles	47	50	(3)	44	3	171	168	3
(+) Leasing payment	135	117	18	131	4	488	460	28
(-) Short-term investments	(9)	135	(144)	(15)	6	(363)	(925)	562
(+) Proceeds from maturities and sales of short-term investments	92	(98)	191	332	(240)	616	3,020	(2,404)
Net cash provided by operating activities[2]	**3,147**	**2,925**	**222**	**2,787**	**360**	**7,987**	**11,381**	**(3,394)**

1 - Non-accounting measurement calculated by the Company to state Free cash flow.
2 - Accounting measurement disclosed in the Company's Cash flow statement.

NET CASH VARIATION (R$ MILLION)

We ended 4Q25 with a cash balance of R$6.4 billion, a reduction of R$3.4 billion, driven mainly by the early redemption of the 2030 Bond and the settlement of short-term debt. This result was partially offset by increased Free Cash Flow and exchange variation effects, evidencing the Company's operations' strength and capital management efficiency.


9,874
1,411
(4,486)
(757)
(22)
355
6,375
3Q25 Cash
4Q25 FCF
Financing Variation
Return to Shareholders
M&A
Exchange variation & other
4Q25 Cash

Quarterly Results 4Q25 | Gerdau S.A.
17

Quarterly Results 4Q25 | Gerdau S.A. 18 RETURN TO SHAREHOLDERS DIVIDENDS On February 23, 2026, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$0.10 per share, equivalent to R$197.5 million. The payment will be made on March 18, 2026, based on shareholders of record on March 10, 2026, with ex-dividend date on March 11, 2026. In 2025, R$1.2 billion has been paid as dividends. The Company maintains its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.’s corporate annual Net income after recording the reserves provided for in its Bylaws. SHARE BUYBACK PROGRAM As released in the Material Fact of December 19, 2025, the Company announced the 100% completion of its 2025 Buyback Program. Throughout the program, 1,500,000 common shares (GGBR3) were acquired at an average price of R$15.65/share and 63,000,000 preferred shares (GGBR4 and/or GGB) at an average price of R$16.27/share, corresponding to 3.0% of outstanding shares. On February 23, 2026, the Company’s Board of Directors approved the cancellation of 418,800 common shares and 7,700,000 preferred shares issued by the Company, with no par value and no reduction in the amount of capital. After the cancellation of shares, the Company's share capital is now divided into 717,363,819 common shares and 1,275,397,330 preferred shares, with no par value. In addition, the Board of Directors approved a new buyback program for shares issued by Gerdau S.A. (“2026 Buyback Program”), with a quantity to be acquired of up to 55 million preferred shares and up to 1.4 million common shares, representing 2.9% of outstanding shares. Maintaining the consistency of returns to shareholders through the payment of dividends in line with the policy and the consistent execution of the buyback program, the Company distributed R$2.4 billion in 2025, or a payout of 182.3%. RETURN TO SHAREHOLDERS 1 – Dividends consider the amounts resolved to be paid on March 18, 2026, and buyback considers operations carried until December 19, 2025. 2 - Measurement calculated considering payout and shares repurchased divided by the parent company’s corporate Net income after recording the reserves provided for in its Bylaws.

Quarterly Results 4Q25 | Gerdau S.A. 19 CAPITAL MARKETS On December 31, 2025, Gerdau S.A. shares were priced at R$20.39/share (GGBR4), R$17.47/share (GGBR3) and US$3.69/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Bloomberg GGBR4 LIQUIDITY GGB LIQUIDITY Source: Bloomberg On December 31, 2025, the Company’s share capital comprised 718,066,519 common shares and 1,295,747,730 preferred shares, of which 418,800 common shares and 25,317,258 preferred shares were held in treasury. On the same date, Gerdau S.A.’s market cap4F 3 totaled approximately R$40.5 billion. In 4Q25, the free float of common and preferred shares accounted for nearly 63.6% of total shares, reaching 1,271,831,708 shares. 3The market cap considers only outstanding shares, not including shares held in treasury.

Quarterly Results 4Q25 | Gerdau S.A. 20 FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE REFERENCE DATE 12/31/2025 OWNERSHIP STRUCTURE (GGBR3 + GGBR4) REFERENCE DATE 12/31/2025 RATINGS Credit Rating Agencies Reports AGENCY NATIONAL SCALE GLOBAL SCALE OUTLOOK LAST UPDATE Standard & Poors brAAA BBB Stable October, 2024 Fitch Ratings brAAA BBB Stable July, 2025 Moody’s - Baa2 Stable April, 2025

Quarterly Results 4Q25 | Gerdau S.A. 21 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) December 31, 2025 December 31, 2024 CURRENT ASSETS Cash and cash equivalents 5,929.170 7,767,813 Short-term investments 445,627 509,030 Trade accounts receivable 4,810,640 5,176,958 Inventories 14,731,081 16,504,911 Tax credits 1,282,249 1,153,122 Income and social contribution taxes recoverable 685,811 914,395 Dividends receivable 4,981 125 Fair value of derivatives 36,623 16,921 Other current assets 678,899 626,148 28,605,081 32,669,423 NON-CURRENT ASSETS Tax credits 1,429,324 1,744,387 Deferred income taxes 2,561,980 2,427,648 Judicial deposits 150,893 332,560 Other non-current assets 387,708 358,806 Prepaid pension cost 9,328 9,716 Fair value of derivatives - 35,947 Investments in associates and joint ventures 3,944,474 4,222,317 Goodwill 11,995,727 13,853,114 Leasing 1,271,462 1,168,694 Other Intangibles 691,365 400,567 Property, plant and equipment, net 30,640,833 29,591,314 53,083,094 54,145,070 TOTAL ASSETS 81,688,75 86,814,493

Quarterly Results 4Q25 | Gerdau S.A. 22 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) December 31, 2025 December 31, 2024 CURRENT LIABILITIES Trade accounts payable - domestic market 3,641,918 3,892,296 Trade accounts payable - debtor risk 381,415 459,899 Trade accounts payable -imports 986,338 1,365,909 Short-term debt 897,295 697,049 Debentures 44,609 37,988 Taxes payable 400,293 411,420 Income and social contribution taxes payable 289,862 346,208 Payroll and related liabilities 915,508 918,612 Leasing payable 386,472 430,727 Employee benefits 594 186 Environmental liabilities 382,800 245,429 Fair value of derivatives 3,306 1,747 Other current liabilities 1.557,010 2,043,921 9,887,420 10,851,391 NON-CURRENT LIABILITIES Long-term debt 8,877,457 9,110,972 Debentures 4,362,790 3,790,475 Deferred income taxes 353,828 163,138 Provision for tax, civil and labor liabilities 2,292,412 2,328,849 Environmental liabilities 237,865 413,653 Employee benefits 404,085 545,206 Leasing payable 1,002,689 849,942 Other non-current liabilities 471,140 587,081 18,002,266 17,789,316 EQUITY Capital 24,273,225 24,273,225 Capital reserves 11,597 11,597 Treasury stocks (520,067) (734,278) Profit reserve 23,054,501 24,238,217 Asset valuation 6,766,137 10,159,998 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 53,585,393 57,948,759 NON-CONTROLLING INTERESTS 213,096 225,027 EQUITY 53,798,489 58,173,786 TOTAL LIABILITIES AND EQUITY 81,688,175 86,814,493

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED INCOME STATEMENT
In thousands of Brazilian reais (R$)

	For the three-month period ended		Year ended on	
	December 31,2025	December 31,2024	December 31,2025	December 31,2024
NET SALES	**16,974,303**	**16,822,544**	**69,858,532**	**67,026,656**
Cost of sales	(15,126,002)	(14,802,534)	(61,891,039)	(57,823,416)
GROSS PROFIT	**1,848,301**	**2,020,010**	**7,967,493**	**9,203,240**
Selling expenses	(187,020)	(199,285)	(782,351)	(762,560)
General and administrative expenses	(321,604)	(387,134)	(1,338,443)	(1,404,059)
Other operating income	26,007	50,696	164,476	306,426
Other operating expenses	(159,549)	(567,742)	(392,976)	(999,002)
Compulsory loan recovery Eletrobras	-	-	-	100,860
Result from operations with jointly controlled entities	-	-	-	808,367
Losses Impairment of financial assets	(3,720)	(1,536)	(10,249)	(30,910)
Losses Impairment of assets	(1,964,504)	-	(1,964,504)	(199.627)
Equity in earnings of unconsolidated companies	(28,835)	78,347	95,622	464,467
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	**(790,924)**	**993,356**	**3,739,068**	**7,487,202**
Financial income	207,134	197,694	693,610	726,154
Financial expenses	(604,149)	(433,931)	(2,073,372)	(1,508,339)
Exchange variations, net	25,836	(211,162)	210,767	(1,064,401)
Gains (Losses) on financial instruments, net	21,970	(180,270)	(45,626)	(176,901)
INCOME BEFORE TAXES	**(1,140,133)**	**365,687**	**2,524,447**	**5,463,715**
Current	(342,507)	(260,106)	(1,119,427)	(1,159,640)
Deferred	188,897	217,383	13,418	294,987
Income and social contribution taxes	(153,610)	(42,723)	(1,106,009)	(864,653)
NET INCOME	**(1,293,743)**	**322,964**	**1,418,438**	**4,599,062**
Credit/recovery provisions	-	183,842	-	272,865
Compulsory loan recovery Eletrobras	-	-	-	(100,860)
Result from operations with jointly controlled entities	-	-	-	(808,367)
Losses Impairment of assets	1,964,504	-	1,964,504	199,627
Income tax of extraordinary items	-	(97,298)	-	(131,755)
(=) Total of extraordinary items	1,964,504	342,643	1,964,504	(312,391)
ADJUSTED NET INCOME[1]	**670,761**	**665,607**	**3,382,942**	**4,286,671**

1 - Adjusted Net income is a non-accounting measurement prepared by the Company, reconciled with its financial statements, and consists of Net income for the period adjusted for non-recurring events that impacted results.

Quarterly Results 4Q25 | **Gerdau S.A.** 23

CASH FLOW

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	For the three-month period ended		Year ended on	
	December 31,2025	**December 31,2024**	**December 31,2025**	**December 31,2024**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the period	(1,293,743)	322,964	1,418,438	4,599,062
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	935,652	832,866	3,683,585	3,126,247
Losses on non-recoverability of assets	1,964,504	-	1,964,504	199,627
Equity in earnings of unconsolidated companies	28,835	(78,347)	(95,622)	(464,467)
Exchange variation, net	(25,836)	211,162	(210,767)	1,064,401
(Gains) Losses on derivative financial instruments, net	(21,970)	180,270	45,626	176,901
Post-employment benefits	53,887	57,201	271,217	257,359
Long-term incentive plans	29,100	37,870	149,210	152,414
Income tax	153,610	42,723	1,106,009	864,653
Losses on disposal of property, plant and equipment	60,407	7,969	75,397	45,859
Gain from a bargain purchase	-	-	(41,306)	-
Result from operations with jointly controlled entities	-	-	-	(808,367)
Losses of impairment of financial assets	3,720	1,536	10,249	30,910
(Reversal) Provision of tax, civil, labor and environmental liabilities, net	(42,188)	89,213	(40,432)	210,305
Credit recovery, net	-	-	-	(100,860)
Interest in income on short-term investments	(47,283)	(68,738)	(166,307)	(274.291)
Interest paid on loans and financing	342,728	219,822	1,274,472	796,933
Interest expense on lease liabilities	24,253	26,131	122,321	129,137
(Reversal) Provision for net realizable value adjustment in inventory, net	21,364	9,687	23,472	(33,137)
	2,187,040	**1,892,329**	**9,590,066**	**9,972,686**
CHANGES IN ASSETS AND LIABILITIES				
Decrease in trade accounts receivable	1,207,362	970,725	149,592	549,548
Decrease in inventories	794,610	334,421	956,924	542,496
Decrease in trade accounts payable	(633,538)	(417,646)	(486,382)	(1,192,990)
Decrease in other assets	210,312	174,556	197,222	1,881,763
Increase (Decrease) in other liabilities	241,646	(299,650)	(203,599)	(407,073)
Receipts of dividends and interest on equity	205,528	346,152	235,327	414,653
Purchases of short-term investments	(8,629)	(14,566)	(362,906)	(924,686)
Proceeds from maturities and sales of short-term investments	92,188	331,932	616,006	3,020,432
Cash provided by operating activities	**4,296,519**	**3,318,253**	**10,692,250**	**13,856,829**
Interest paid on loans and financing	(838,403)	(460,845)	(1,461,147)	(946,936)
Interest paid on lease liabilities	(24,253)	(26,131)	(122,321)	(129,137)
Income and social contribution taxes paid	(286,789)	(44,624)	(1,121,328)	(1,399,513)
Net cash provided by operating activities	**3,147,074**	**2,786,653**	**7,987,454**	**11,381,243**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment	(1,470,111)	(1,867,115)	(6,681,620)	(5,778,381)
Proceeds from sales of property, plant and equipment, investments and other intangibles	4,010	33,952	69,729	1,559,697
Additions in other intangibles	(47,129)	(44,402)	(171,221)	(168,036)
Payment in the acquisition of company control	(25,846)	(455,683)	(699,118)	(455,683)
Capital increase in joint ventures	-	(90,878)	(91,436)	(191,947)
Net cash generated (applied) in investing activities	**(1,539,076)**	**(2,424,126)**	**(7,573,666)**	**(5,034,350)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchases of treasury shares	(183,492)	(844,935)	(1,169,314)	(1,194,726)
Dividends and interest in capital paid	(573,987)	(643,364)	(1,285,673)	(1,656,414)
Proceeds from loans and financing	318,675	1,820,964	9,221,436	3,918,019
Repayment of loans and financing	(4,804,693)	(1,619,448)	(7,994,826)	(3,269,587)
Leasing payment	(135,438)	(131,217)	(487,784)	(459,504)
Intercompany loans, net	-	-	-	(24,992)
Net cash used by financing activities	**(5,378,935)**	**(1,418,000)**	**(1,716,161)**	**(2,687,204)**
Exchange variation on cash and cash equivalents	310,535	749,182	(536,270)	1,102,479
Increase in cash and cash equivalents	(3,460,402)	(306,291)	(1,838,643)	4,762,168
Cash and cash equivalents at beginning of year	9,389,572	8,074,104	7,767,813	3,005,645
Cash and cash equivalents at end of the period	**5,929,170**	**7,767,813**	**5,929,170**	**7,767,813**

Quarterly Results 4Q25 | **Gerdau S.A.** 24

GERDAU
Shape the future

RESULTS BY BUSINESS SEGMENT

GERDAU S.A.
INFORMATION BY BUSINESS SEGMENT
In thousands of Brazilian reais (R$)

	Brazil	North America	South America	Eliminations	Consolidated
4Q25 RESULTS (R$ million)					
Shipments (tonnes)	1,463,226	1,220,795	296,791	-	2,861,074
Net revenues	7,180,854	8,695,436	1,488,459	(390,446)	16,974,303
Cost of goods sold	(7,019,754)	(7,139,415)	(1,358,779)	391,946	(15,126,002)
Gross Profit	**161,100**	**1,556,021**	**129,680**	**1,500**	**1,848,301**
Gross Margin	*2.2%*	*17.9%*	*8.7%*	-	*10.9%*
SG&A	(226,191)	(189,013)	(43,350)	(50,070)	(508,624)
Other operating (expenses) revenue	(28,799)	(13,495)	875	(92,123)	(133,542)
Proportional EBITDA from operations with jointly controlled entities	50,749	181,313	-	-	232,062
Adjusted EBITDA	**509,344**	**1,831,677**	**174,050**	**(141,222)**	**2,373,849**
Adjusted EBITDA Margin	*7.1%*	*21.1%*	*11.7%*	-	*14.0%*
Depreciation and amortization	552,485	296,851	86,845	(529)	935,652
EBITDA/tonne - R$/ton	**348,097**	**1,500,397**	**586,439**	**-**	**829,706**

	Brazil	North America	South America	Eliminations	Consolidated
3Q25 RESULTS (R$ million)					
Shipments (tonnes)	1.582.130	1.293.232	288.727	-	3.087.071
Net revenues	7.696.303	9.184.613	1.376.294	(274.067)	17.983.143
Cost of goods sold	(7.293.943)	(7.642.618)	(1.180.402)	275.912	(15.841.051)
Gross Profit	**402.360**	**1.541.995**	**195.892**	**1.845**	**2.142.092**
Gross Margin	*5,2%*	*16,8%*	*14,2%*	-	*11,9%*
SG&A	(245.203)	(186.252)	(36.939)	(43.994)	(512.388)
Other operating (expenses) revenue	(25.556)	(3.198)	6.717	(37.712)	(59.749)
Proportional EBITDA from operations with jointly controlled entities	74.491	154.858	-	-	229.349
Adjusted EBITDA	**762.363**	**1.819.948**	**234.408**	**(79.861)**	**2.736.858**
Adjusted EBITDA Margin	*9,9%*	*19,8%*	*17,0%*	-	*15,2%*
Depreciation and amortization	556.271	312.545	68.738	-	937.554
EBITDA/tonne - R$/ton	**481.859**	**1.407.286**	**811.867**	**-**	**886.555**

	Brazil	North America	South America	Eliminations	Consolidated
4Q24 RESULTS (R$ million)					
Shipments (tonnes)	1,428,506	1,071,911	271,000	-	2,719,000
Net revenues	7,768,691	7,535,616	1,710,939	(192,702)	16,822,544
Cost of goods sold	(6,512,646)	(6,964,391)	(1,528,402)	202,905	(14,802,534)
Gross Profit	**1,256,045**	**571,225**	**182,537**	**10,203**	**2,020,010**
Gross Margin	*16.2%*	*7.6%*	*10.7%*	-	*12.0%*
SG&A	(240,897)	(215,488)	(56,473)	(73,561)	(586,419)
Other operating (expenses) revenue	(70,627)	18,275	738	(465,432)	(517,046)
Credit/recovery provisions	-	-	-	439,941	440,000
Proportional EBITDA from operations with jointly controlled entities	59,754	141,638	-	-	201,392
Adjusted EBITDA	**1,435,401**	**812,300**	**226,920**	**(83,877)**	**2,390,744**
Adjusted EBITDA Margin	*18.5%*	*10.8%*	*13.3%*	-	*14.2%*
Depreciation and amortization	431,126	296,650	100,118	4,972	832,866
EBITDA/tonne - R$/ton	**1,004,827**	**757,805**	**837,343**	**-**	**879,273**

Quarterly Results 4Q25 | **Gerdau S.A.** 25

	Brazil	North America	South America	Eliminations	Consolidated
2025 RESULTS					
Shipments (tonnes)	5.832.941	4.998.578	1.110.846	(312.528)	11.629.837
Net revenues	29.687.978	35.787.268	5.561.450	(1.178.164)	69.858.532
Cost of goods sold	(27.807.111)	(30.299.734)	(4.964.009)	1.179.815	(61.891.039)
Gross Profit	**1.880.867**	**5.487.534**	**597.441**	**1.651**	**7.967.493**
Gross Margin	*6,3%*	*15,3%*	*10,7%*	-	*11,4%*
SG&A	(952.200)	(792.172)	(167.648)	(208.774)	(2.120.794)
Other operating (expenses) revenue	(61.631)	14.570	12.822	(194.261)	(228.500)
Proportional EBITDA from operations with jointly controlled entities	233.865	538.073	-	-	771.938
Adjusted EBITDA	**3.244.940**	**6.484.641**	**746.054**	**(401.913)**	**10.073.722**
Adjusted EBITDA Margin	*10,9%*	*18,1%*	*13,4%*	-	*14,4%*
Depreciation and amortization	2.144.039	1.236.636	303.439	(529)	3.683.585
EBITDA/tonne - R$/ton	**556.313**	**1.297.297**	**671.609**	**-**	**866.196**

	Brazil	North America	South America	Eliminations	Consolidated
2024 RESULTS					
Shipments (tonnes)	5,666,880	4,569,144	1,009,572	(261,190)	10,984,406
Net revenues	30,217,819	31,931,433	5,758,695	(881,291)	67,026,656
Cost of goods sold	(26,319,34)	(27,434,94)	(4,930,715)	861,592	(57,823,416)
Gross Profit	**3,898,475**	**4,496,484**	**827,980**	**(19,699)**	**9,203,240**
Gross Margin	*12;9%*	*14;1%*	*14;4%*	-	*13;7%*
SG&A	(939,297)	(808,836)	(177,189)	(241,297)	(2,166,619)
Other operating (expenses) revenue	(145,527)	36,322	12,453	(595,824)	(692,576)
Credit/recovery provisions	-	-	-	528,964	528,964
Proportional EBITDA from operations with jointly controlled entities	143,366	702,687	-	-	846,053
Adjusted EBITDA	**4,718,168**	**5,473,271**	**968,240**	**(314,370)**	**10,845,309**
Adjusted EBITDA Margin	*15;6%*	*17;1%*	*16;8%*	-	*16;2%*
Depreciation and amortization	1,761,151	1,046,614	304,996	13,486	3,126,247
EBITDA/tonne - R$/ton	**832,587**	**1,197,877**	**959,059**	**-**	**987,337**

Quarterly Results 4Q25 | **Gerdau S.A.** 26

Quarterly Results 4Q25 | Gerdau S.A. 27 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 125 years of history, Gerdau is Brazil’s largest producer of steel, and a leading supplier of long and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore. Dedicated to empowering individuals who shape the future, the Company is a benchmark for internationalization in the Brazilian industrial sector. It is present in several countries in the Americas and relies on 30,000 employees across all its operations. Gerdau has 29 steel production units, including 13 industrial units in North America. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms 10 million tonnes of scrap into a diverse range of steel products. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gas (CO₂e) emissions, accounting for half the global average for the sector. Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges. For more information, visit the Investor Relations website: https://ri.gerdau.com/

Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana De Cesare Renata Albuquerque Arthur Alves Trovo Adriana Costa Adriana Costa Adriana Siga a Gerdau nas Redes Sociais IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com